Exhibit 5
UBS Investment Bank, London

Date:	13 March, 2007

To:	Enel Energy Europe Srl (“Counterparty”)

Fax No.:	+39 06 83 05 92 75

From:	UBS Limited (“UBS”)

Re:	Share Swap Transaction — UBS Reference:
This agreement (this “Confirmation”) confirms the amended and restated terms of a transaction that UBS and Counterparty have agreed to enter on the Trade Date specified below (the “Transaction”). This Confirmation constitutes a “Confirmation” as referred to in the ISDA Master Agreement specified below. This confirmation supersedes and replaces any and all previous confirmations of the Transaction.
The 2000 ISDA Definitions (the “Swap Definitions”) and the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions”, and with the Swap Definitions, the “Definitions”), each as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. If there is any inconsistency between the Swap Definitions and the Equity Definitions, the Equity Definitions govern. If there is any inconsistency between the Definitions and this Confirmation, this Confirmation governs.
This Confirmation, together with all other documents referring to the ISDA Form (each a “Confirmation”) confirming transactions (each a “Transaction”) entered into between us (notwithstanding anything to the contrary in a Confirmation), shall supplement, form a part of, and be subject to an agreement in the form of the 1992 ISDA Master Agreement (Multicurrency-Cross Border), in standard printed form, but with (i) EUR as Termination Currency, (ii) Loss as the payment measure on early termination under Section 6(e), (iii) the guarantee issued to UBS by Enel SpA in respect of the obligations of Counterparty under the Transaction constitutes a Credit Support Document in relation to Counterparty, (iv) the event of Counterparty ceasing to be majority controlled (directly or indirectly) by Enel SpA being an Additional Termination Event with Counterparty as the sole Affected Party, and (v) English law as Governing Law, as if we had executed an agreement in such form (with any elections and modifications specified below) (the “ISDA Form”) on Trade Date of the Transaction to which this Confirmation relates. In the event of any inconsistency between the this Confirmation and any other part of the ISDA Form, this Confirmation will prevail for the purpose of this Transaction.

The terms of the Transaction are:
General Terms

Trade Date:	1 March, 2007, or if such day is not an Exchange Business Day, the first Exchange Business Day thereafter. (Time of execution available upon request.)

Effective Date:	The third Exchange Business Day after the Trade Date.

Termination Date:	The Cash Settlement Payment Date, if Cash Settlement applies, and the Settlement Date, if Physical Settlement applies.

Shares:	The common stock of Endesa S.A. (the “Issuer”) (ISIN:ES0130670112)

Exchange(s):	Bolsa de Madrid

Related Exchange(s):	All Exchanges
Interim Payments
1. On the Effective Date, the Counterparty will pay UBS an amount equal to 25% of the Equity Notional Amount
2. On the first Floating Amount Payment Date,
A.
(i) if the Current Notional Amount is greater than the Equity Notional Amount, the Counterparty shall pay the positive difference between 25% of the Equity Notional Amount and 25% of the Current Notional Amount to UBS; and
(ii) if the Equity Notional Amount is less than the Current Notional Amount, UBS shall pay the positive difference between 25% of the Equity Notional Amount and 25% of the Current Notional Amount to the Counterparty; and
B.	if the Initial Price is greater than the Capped Closing Share Price, the Counterparty shall pay to UBS the amount of such excess multiplied by the Number of Shares.

3.	On the second Floating Amount Payment Date,
A.
(i) if the Current Notional Amount with respect to the second Floating Amount Payment Date is greater than the Current Notional Amount with respect to the first Floating Amount Payment Date, the Counterparty shall pay to UBS the positive difference between 25% of the Current Notional Amount with respect to the second Floating Amount Payment Date and 25% of the Current Notional Amount with respect to the first Floating Amount Payment Date; and
(ii) if the Current Notional Amount with respect to the first Floating Amount Payment Date is greater than the Current Notional Amount with respect to the second Floating Amount Payment Date, UBS shall pay the positive difference between 25% of the Current Notional Amount with respect to the first

Floating Amount Payment Date and 25% of the Current Notional Amount with respect to the second Floating Amount Payment Date; and
B.
(i) if the Capped Closing Share Price on the first Floating Amount Payment Date is greater than the Capped Closing Share Price, the Counterparty shall pay to UBS the positive difference between such prices multiplied by the Number of Shares; and
(ii) if the Capped Closing Share Price is greater than the Capped Closing Share Price on the first Floating Amount Payment Date, UBS shall pay to Counterparty the positive difference between such prices multiplied by the Number of Shares.
4.	On the third Floating Amount Payment Date,
(i) if the Counterparty has not elected to extend this Transaction in accordance with the Optional Maturity Extension provision below, UBS shall pay to the Counterparty the amount indicated in part 5 below of this Interim Payments section; and
(ii) if the Counterparty has elected to extend this Transaction in accordance with the Optional Maturity Extension provision below,
A.
(i) if 100% of the Equity Notional Amount is greater than 25% of the Current Notional Amount with respect to the second Floating Amount Payment Date, then the Counterparty shall pay the positive difference between 100% of the Equity Notional Amount and 25% of the Current Notional Amount with respect to the second Floating Amount Payment Date to UBS; and
(ii) if 25% of the Current Notional Amount with respect to the second Floating Amount Payment Date is greater than 100% of Equity Notional Amount, UBS shall pay the positive difference between 25% of the Current Notional Amount with respect to the second Floating Amount Payment Date and 100% of the Equity Notional Amount to the Counterparty; and
B.
UBS shall pay to Counterparty any amounts received by it under 2(B) or 3(B) above and not yet returned to Counterparty.
5.	On the Termination Date, UBS shall pay to the Counterparty an amount equal to the sum of (a) all the amounts paid to UBS by the Counterparty pursuant to this Interim Payments section on all previous Floating Amount Payment Date section less (b) all the amounts paid to the Counterparty by UBS pursuant to this Interim Payments provision section on all previous Floating Amount Payment Dates.
6.	Definitions

Current Notional Amount:	Means, with respect to each Floating Amount Payment Date, the product of (i) the closing price per Share on the second last Exchange Business Day prior to such Floating Amount Payment Date and (ii) the Number of Shares

Capped Closing Share Price:	means, with respect to a Floating Amount Payment Date, subject to a maximum of EUR 39,00, the closing price per Share on the Exchange on the second last Exchange Business Day prior to such Floating Amount Payment Date.
If a closing price is unavailable to the Calculation Agent for the purposes of the foregoing, it shall use the most appropriate price instead, including, where appropriate, the last available closing price on the Exchange.

Equity Amounts

Equity Amount Payer:	UBS

Number of Shares:	The number of Shares in relation to which UBS advises Counterparty on the Trade Date that it has been able to hedge its exposure under this Transaction, subject to a maximum of 74,112,648 Shares.

Equity Notional Amount:	An amount in EUR equal to the product of (i) the Number of Shares and (ii) the Initial Price

Equity Notional Reset:	Not applicable

Type of Return:	Total Return

Multiplier:	One

Initial Price:	The volume-weighted average execution price per Share at which UBS actually establishes its Hedge Positions for this Transaction, as determined by the Calculation Agent, subject to a maximum of EUR 39.00.

Dividends

Dividend Period:	The period from but excluding the Trade Date to and including the Valuation Date

Dividend Amount:	With respect to each payment of cash dividends by the Issuer for which the ex-dividend date falls during the Dividend Period, the amount that would be payable to UBS, net of any applicable taxes, if UBS were a holder of a number of Shares equal to the Number of Shares

Re-investment of Dividends:	Inapplicable

Dividend Payment Dates:	With respect to each Dividend Amount, the date on which holders of the Shares receive the corresponding dividend from the Issuer

Dividends:	For the avoidance of doubt, subject to the provisions of this Transaction on Potential Adjustment Events, the parties acknowledge that “Dividends” includes dividends, extraordinary dividends and free cash distributions (non-cash distributions being dealt with under Potential Adjustment Events provisions, whereby the Calculation Agent is required to act in good faith and in a commercially reasonable manner to reflect, among other things, the economics of any non-cash distributions).

Floating Amount 1

Floating Amount Payer:	Counterparty

Notional Amount:	For each Floating Amount Payment Date, the Equity Notional Amount less the total amounts received by UBS under parts 2(B) and 3(B) of the Interim Payments section above (and not yet returned to Counterparty pursuant to parts 3(B) and 4(B) of that section) before that Floating Amount Payment Date.

Floating Amount Payment Dates:	5 April 2007, 5 May 2007, 6 June 2007 and, if Optional Maturity Extension is elected by Counterparty, the 5th day of each calendar month from and including July 2007 to the Termination Date, and also the Termination Date,

Floating Rate Option:	EUR-EURIBOR-Telerate

Designated Maturity:	1 Month

Spread:	0.40%

Floating Rate Day Count Fraction:	Actual/360

Reset Dates:	The first day of each Calculation Period

Floating Amount 2

Floating Amount Payer:	UBS

Notional Amount:	For each Floating Amount Payment Date, the total amount received by UBS (and not yet returned to Counterparty) before that Floating Amount Payment Date, in each case under parts 1, 2(A), 3(A) and 4(A) of the Interim Payments section above, as at the start of the relevant Calculation Period.

Floating Amount Payment Dates:	As for Floating Amount 1

Floating Rate Option:	EUR-EURIBOR-Telerate

Designated Maturity:	1 Month

Spread:	Zero

Floating Rate Day Count Fraction:	Actual/360

Reset Dates:	The first day of each Calculation Period

Settlement Terms

Cash Settlement:	Applicable, subject to the “Conditional Right to Elect Physical Settlement” provisions below.

Cash Settlement Payment Date:	Three Currency Business Days after the Valuation Date

Final Price:	The arithmetic mean of the Relevant Prices for the Averaging Dates.

Relevant Price:	For each Averaging Date, the Exchange-published daily volume-weighted average price per Share on that Averaging Date.

Valuation Time:	Scheduled Closing Time of the Exchange

Valuation Date:	1 June, 2007, subject to the Optional Maturity Extension and Optional Early Termination provisions below.

Averaging Dates:	The Valuation Date and each of the 5 Exchange Business Days immediately prior to the Valuation Date

Averaging Date Disruption:	Modified Postponement
Conditional Right to Elect Physical Settlement
Counterparty may elect Physical Settlement in relation to this Transaction, but only if:
(1)	Counterparty gives UBS notice of such election at least three Exchange Business Days’ prior to the first Averaging Date;

(2)	no Event of Default has occurred and is continuing with respect to Counterparty at the time such notice is given; and

(3)	Physical Settlement of this Transaction would be in compliance with all applicable laws and regulations (which includes, without limitation, any requirement there might be in Spain, or in Spanish law, for approval from the Spanish Comisión Nacional de Energía (“CNE”), prior approval of the CNE), and Counterparty confirms the same to UBS.
Where Physical Settlement has been elected in accordance with the foregoing, Cash Settlement shall no longer be applicable, but instead Physical Settlement shall be applicable, and the Settlement Date in relation to such Physical Settlement shall be the third Clearance System Business Day after the Valuation Date.

Share Adjustments

Method of Adjustment:	Calculation Agent Adjustment

Extraordinary Events
Notwithstanding anything below, Sections 12.2 and 12.3 of the Equity Definitions do not apply to any Merger Event or Tender Offer the Announcement Date for which is before the Trade Date, but, for the avoidance of doubt, such Sections do apply to any other Merger Event or Tender Offer.

Consequences of Merger Events

Share-for-Share:	Modified Calculation Agent Adjustment

Share-for-Other:	Modified Calculation Agent Adjustment

Share-for-Combined:	Modified Calculation Agent Adjustment

Tender Offer:	Applicable (subject to the foregoing)

Consequences of Tender Offers:

Share-for-Share:	Modified Calculation Agent Adjustment

Share-for-Other:	Modified Calculation Agent Adjustment

Share-for-Combined:	Modified Calculation Agent Adjustment

Determining Party:	UBS

Composition of Combined Consideration:	Inapplicable

Nationalisation or Insolvency:	Negotiated Close-Out

Delisting:	Cancellation and Payment

Additional Disruption Events

Failure to Deliver:	Inapplicable

Change in Law:	Applicable

Insolvency Filing:	Inapplicable

Hedging Disruption:	Applicable

Increased Cost of Hedging:	Inapplicable

Increased Cost of Stock Borrow:	Inapplicable

Hedging Party:	UBS

Determining Party:	UBS
Optional Early Termination
The Counterparty may terminate this Transaction as at any Exchange Business Day (prior to what would otherwise be the Valuation Date) designated by the Counterparty (the day so designated, the “Optional Termination Date”) by giving not less than 7 Exchange Business Days’ notice to UBS, in which case, and notwithstanding any other provision of this Confirmation, the Valuation Date is brought forward to the Optional Termination Date, and :
(1) If Cash Settlement applies, then, in addition to any Equity Amount, Floating Amounts or Dividend Amount payable,
(i) the Counterparty must pay to UBS an amount, determined by the Calculation Agent, equal to any loss to UBS; and
(ii) UBS must pay to the Counterparty an amount, determined by the Calculation Agent, equal to any gain to UBS in either case arising from movements in interest rates between the Optional Termination Date and the Reset Date falling immediately prior to the Optional Termination Date, and
(2) if Physical Settlement applies, then, in addition to any Floating Amounts, Equity Notional Amount and any Dividend Amounts payable, and the obligation to deliver the Number of Shares to be Delivered,

(i) the Counterparty must pay to UBS an amount, determined by the Calculation Agent, equal to any loss to UBS; and
(ii) UBS must pay to the Counterparty an amount, determined by the Calculation Agent, equal to any gain to UBS, in either case arising from movements in interest rates between the Optional Termination Date and the Reset Date falling immediately prior to the Optional Termination Date.

Optional Maturity Extension
At any time before the day that is two Exchange Business Days before what would otherwise be the first Averaging Date, Counterparty may by notice to UBS elect to extend the maturity of this Transaction by three months, so that the Valuation Date is, subject to the Following Business Day Convention, deferred to the 1st day of the calendar month that is three calendar months after what would otherwise have been the Valuation Date, provided however that the Valuation Date cannot be deferred beyond 1 March, 2010
Relationship Between Parties
Each party will be deemed to represent to the other party on the date on which it enters into this Transaction that (in the absence of any written agreement between the parties which expressly imposes affirmative obligations to the contrary for this Transaction):-
(A) Non-Reliance. It is acting for its own account, and it has made its own independent decisions to enter into this Transaction and as to whether this Transaction is appropriate or proper for it based upon its own judgment and upon advice from such advisers as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into this Transaction, it being understood that information and explanations related to the terms and conditions of this Transaction will not be considered investment advice or a recommendation to enter into this Transaction. No communication (written or oral) received from the other party will be deemed to be an assurance or guarantee as to the expected results of this Transaction.
(B) Assessment and Understanding. It is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of this Transaction. It is also capable of assuming, and assumes, the risks of this Transaction.
(C) Status of Parties. The other party is not acting as a fiduciary for or an adviser to it in respect of this Transaction.

Non-Reliance:	Applicable

Agreements and Acknowledgements
Regarding Hedging Activities:	Applicable

Additional Acknowledgements:	Applicable

Calculation Agent:	UBS
Representation and Warranties by Counterparty
Counterparty represents, warrants and agrees to and with UBS that:
(1)	as at the Trade Date, it was not aware of any material change or any development involving a material change in the condition (financial or otherwise) of the Issuer and its subsidiaries or any other material information in the context of the Transaction, including any unpublished price-sensitive information with respect to the Shares;

(2)	all internal consents and authorisations required by it in connection with this Transaction have been obtained and all policies and procedures complied with;

(3)	it understands that, subject to the “Conditional Right to Elect Physical Settlement” provisions above, this Transaction is a cash settled instrument, and that it does not, by virtue of this Transaction alone obtain any beneficial or other ownership rights as to Shares (including, without limitation, as to voting and disposition, so that, for the avoidance of doubt, if, and to the extent that, UBS holds any Shares as a Hedge Position in relation this Transaction, UBS is not obliged to exercise voting rights it may have by reason of such shareholding in accordance with the wishes of Counterparty);

(4)	it has not made, and will not make, any representations or warranties to other parties (including, without limitation, the Issuer and the Issuer’s representatives or management) that it has, by virtue of this Transaction, any ownership or voting rights of a type contemplated by (3) above;

(5)	it intends to, and will, make any and all required disclosures regarding any exposure it obtains to Shares under this Transaction;

(6)	Without, for avoidance of doubt, prejudice to any obligation UBS in relation to Physical Settlement, UBS has no obligation to establish or maintain any particular type of Hedge Positions in relation to this Transaction, including, without limitation, any purchase or ownership of Shares;

(7)	it has not reached any decision to launch a takeover bid for the Issuer; and

(8)	it is not acting in concert with any other shareholder of the Issuer in relation to the Shares or the Issuer, nor has it entered into any agreement to do so.
Account Details

Payments to UBS:	(to be advised)

Payments to Counterparty:	(to be advised)
Please indicate your agreement to the foregoing by signing a copy of this Confirmation and returning it to us by fax to +44 20 7568 9257 or in pdf to each of the following email addresses: ash.gulati@ubs.com; mathieu.forcioli@ubs.com; james.eves@ubs.com
Signed on behalf of
UBS

By:	/s/ Mark Dalton	By:	/s/ Mathieu Forcioli

Name:	Mark Dalton	Name:	Mathieu Forcioli
Title:	Director	Title:	Director
Agreed and accepted as of the first date written above
ENEL ENERGY EUROPE SRL

By:	/s/ Claudio Machetti

Name:	Claudio Machetti
Title:	Director
This information is communicated by UBS AG and/or its affiliates (“UBS”). UBS may from time to time, as principal or agent, have positions in, or may buy or sell, or make a market in any securities, currencies, financial instruments or other assets underlying the transaction to which the termsheet relates. UBS may provide investment banking and other services to and/or have officers who serve as directors of the companies referred to in this term sheet. UBS may pay or receive brokerage or retrocession fees in connection with this transaction. UBS’s hedging activities related to this transaction may have an impact on the price of the underlying asset and may affect the likelihood that any relevant barrier is crossed.
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